April 23, 2009

VIA FAX:  (202) 772-9368

Doug Brown
U.S. Securities and Exchange Commission
Washington, D.C.

RE:          Geokinetics Inc.
Preliminary Proxy Statement

Doug:

As a follow-up to our conversation yesterday, attached are our marked changes.  Specifically:

1.
We have inserted language in the introductory paragraph to Proposal 2 indicating that even if stockholder approval is obtained, the Board or the Compensation Committee may later decide not to implement the Option Exchange

2.	In the last paragraph on page 13, we have removed the reference “to comply with comments from the SEC”

I really appreciate your prompt attention to this matter as we are trying to finalize everything so we can mail to our stockholders.

Please contact me at (281) 848-6830 if you have any questions or need clarification on anything.

Very truly yours,

Diane Anderson
Vice President, General Counsel and Corporate Secretary

PROPOSAL 2—ONE-TIME STOCK OPTION REPRICING AND EXCHANGE PROGRAM FOR EMPLOYEES AND EXECUTIVE OFFICERS

The Geokinetics’ Board of Directors (the “Board”), at the request of the Compensation Committee, is seeking stockholder approval of  a one-time stock option repricing and exchange program (“Option Exchange”).  Under the Option Exchange, all Geokinetics employees, including executive officers, who received incentive stock options in December 2007 with an exercise price of $28.00, which are unvested as of the date of this proxy (“ISOs”), are eligible to participate.  Awards made to non-executive directors are not eligible for the Option Exchange.  As these ISOs are significantly “underwater” (i.e., options with an exercise price that is significantly greater than our current trading price and above the 52-week high), eligible Geokinetics employees would be given the opportunity to exchange these ISOs for a new grant of a lesser amount of incentive stock options with a lower exercise price.

Stockholder approval is required for this Option Exchange under the rules of the NYSE Amex.   If the Company receives stockholder approval, the Option Exchange may commence at a time determined by the Board or the Compensation Committee, with terms expected to be materially similar to those described in this proposal and the approval will be for a one-time exchange.  Even if stockholder approval is obtained for this proposal, the Board or the Compensation Committee may, in their sole discretion, later decide not to implement the Option Exchange.  Stockholder approval may be obtained by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the 2009 Annual Meeting and entitled to vote.  The number of votes cast for the Option Exchange must exceed the number of votes cast against the Option Exchange.  Abstentions will be counted for purposes of determining the total number of votes cast with respect to this proposal and abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be considered present at the Annual Meeting for this proposal so a broker non-vote will have the practical effect of reducing the number of affirmative votes required to achieve a majority vote by reducing the total number of shares from which a majority is calculated.  If Geokinetics’ stockholders approve the Option Exchange, the Board intends to commence the Option Exchange within 12 months following the 2009 Annual Meeting.   If the Geokinetics’ stockholders do not approve this Option Exchange, it will not take place.

Summary of Material Terms

If approved by stockholders, the Option Exchange would provide the following:

•
The Option Exchange will be open to all eligible employees, including senior executives, who are employed by Geokinetics or one of our majority-owned subsidiaries as of the start of the Option Exchange and remain employed by us or one of our majority-owned subsidiaries through the completion date of the Option Exchange.  Eligible employees will be permitted to exchange all or none of their ISOs for replacement options.

•	The non-executive members of our Board will not be eligible to participate. Richard F. Miles, the Company’s President, CEO and executive Board member will be eligible to participate.

•
The exchange ratios of shares underlying the eligible options surrendered in exchange for replacement options will be determined in a manner intended to result in the grant of replacement options with a fair value equal approximately to the fair value of the eligible options which they will replace.  The exchange ratios will be established shortly before the start of the Option Exchange and will depend on the then-current value of the eligible options (calculated using the Black-Scholes model) to be replaced.  The Option Exchange will be a value-for-value exchange and will not result in a one-for-one exchange.  Participating employees will receive replacement options for a lesser number of shares (with a lower exercise price) than are covered by the surrendered eligible ISOs.

•	Only unvested incentive stock options awarded in December 2007 at an exercise price of $28 will be eligible for the Option Exchange.

•
Each replacement option will have an exercise price per share equal to the greater of $5.00 or the closing price of our common stock as reported on the NYSE Amex for the business day on which the Exchange Offer expires (“Grant Date”) and will have a new term, which will approximate the remaining term of the ISOs eligible to be exchanged.

•	None of the replacement options will be vested on the date of grant. The replacement options will be scheduled to vest (the “Vesting Term”) in the following increments after the Grant Date:

Vesting Date                                                      Percentage of Vested Shares
November 15, 2009                                                                20%
November 15, 2010                                                                55%
November 15, 2011                                                                100%

•
The Option Exchange will occur within 12 months after the date of stockholder approval.  The Board and the Compensation Committee will determine the actual start date within that time period.  If the Option Exchange is not implemented within 12 months of stockholder approval at the 2009 Annual Meeting of Stockholders, new stockholder approval will be required before the Option Exchange can be implemented.

While the terms of the Option Exchange are expected to be materially similar to the terms described in this proposal, the Board and the Compensation Committee in their sole discretion, may change the terms of the Option Exchange to take into account government requirements or local regulations including changes required to optimize U.S. or foreign tax consequences.  Additionally, the Board and the Compensation Committee may determine not to implement the Option Exchange even if stockholder approval is obtained.

Alternatives Considered

When considering how best to continue to provide incentives and reward our employees who possess underwater stock options, we considered the following alternatives: